EXHIBIT 99.1

LONCOR RESOURCES INC.
(the "Corporation")

Annual Meeting of Shareholders of the Corporation
held on June 29, 2011 (the "Meeting")

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations (section 11.3)

The following matters were put to a vote by show of hands at the Meeting:

Outcome of Vote

1. The election of the following nominees as directors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

Kevin R. Baker
Maurice J. Colson
Peter N. Cowley
Arnold T. Kondrat
Richard J. Lachcik
Simon F. W. Village
William R. Wilson

Carried
2. The reappointment of BDO Canada llp, Chartered Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation.	Carried
3. Authorizing the directors of the Corporation to fix the remuneration payable to the auditors of the Corporation.	Carried